SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES  EXCHANGE ACT OF 1934

CURRENT REPORT

Date of Report: December 31, 2010

Commission File No. 333-152294

SOLARTE HOTEL CORPORATION

 (Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands

(Jurisdiction of Incorporation or Organization)

3rd Street, Isla Colon, Bocas del Toro, Panama

Address of Principal Executive Offices

(Indicate by check mark whether the registrant files or will file annual reports under cover of FOrm 20-F or Form 40-F)

Form 20-F  X Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)  Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes _ No X

0

FOR IMMEDIATE RELEASE

SOLARTE HOTEL CORPORATION ANNOUNCES FINANCIAL STATEMENTS FOR THE 6 MONTHS ENDED DECEMBER 31, 2010

This Report  may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove correct.

Solarte Hotel Corporation announces its financial results for the six months ended December 31, 2010.

SOLARTE HOTEL CORPORATION

(A Development Stage Company)

BALANCE SHEETS

(Unaudited)

ASSETS

December 31,

December 31,

2010

2009

Current Assets

Cash and Cash Equivalents

$

--

$

--

Total Current Assets

$

--

$

--

Other Assets

Prepaid Acquisition

--

--

Costs

Total Assets

$

--

$

--

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities

Related Party Payable

$

31,928

$

9,458

Total Current Liabilities

31,928

9,458

Stockholders’ Equity (Note 2)

Common stock, no par value; unlimited

number of shares authorized; 3,100,000

shares issued and outstanding

30,000

30,000

Additional paid in Capital

--

--

Retained Earnings (Accumulated Deficit)

(61,928)

(39,458)

Total Stockholders' Equity (Deficit)

(31,928)

(9,458)

Total Liabilities and Stockholders' Equity (Deficit)

$

--

$

--

See footnotes to financial statements

SOLARTE HOTEL CORPORATION

(A Development Stage Company)

STATEMENTS OF OPERATIONS

(Unaudited)

INCEPTION

6 MONTHS ENDED

6 MONTHS ENDED

TO

DEC. 31,

DEC. 31,

DEC. 31

2010

2009

2010

Revenues

$

--

$

--

$

--

General and Administrative

  Expenses

4,900

12,415

57,013

      Total Expenses

4,800

12,415

57,013

Net Operating Loss

(4,800)

(12,415)

(57,013)

Other Income (Loss)-

  Discontinued operations

--

(12,415)

(4,915)

Net Income (Loss)

$

(4,800)

$

(12,415)

$

(61,928)

Per Share Information:

Net Income (Loss) per share

  3,100,000 shares issued

$

(.002)

$

(.004)

See footnotes to financial statements

SOLARTE HOTEL CORPORATION

(A Development Stage Company)

STATEMENT OF CASH FLOWS

(Unaudited)

6 MONTHS ENDED

6 MONTHS ENDED

INCEPTION (5/28/08) TO

DEC. 31,

DEC. 31,

DEC. 31,

2010

2009

2010

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)

$

(4,800)

(12,415)

$

(61,928)

Adjustments to reconcile net income (loss) to net cash

used by operating activities:

(Increase) decrease in Escrow Deposits

--

--

--

(Increase) decrease in Prepaid Expenses

--

--

--

Increase (decrease) in Related Party Payable

4,800

4,258

31,928

Net cash provided (used) by Operating Activities

--

(8,157)

(30,000)

CASH FLOWS FROM INVESTING ACTIVITES:

Payment (write off) of Land Acquisition Costs

--

--

--

Net cash used by investing activities

--

--

--

CASH FLOWS FROM FINANCING ACTIVITIES:

Sale of common stock

--

--

30,000

Net cash Provided by financing activities

--

--

30,000

Net Increase (Decrease) in cash

--

(8,157)

--

Cash, at beginning of period

--

8,517

--

Cash, at end of period

$

--

$

--

$

--

See footnotes to financial statements

SOLARTE HOTEL CORPORATION

[A Development Stage Company]

NOTE TO FINANCIAL STATEMENTS

The interim financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to state fairly the Company's financial position as of December 31, 2010 and 2009 and the results of operations and cash flows for the six months ended December 31,  2010 and 2009. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 20-F for the year ended June 30, 2010, as filed with the Securities and Exchange Commission. The results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on March 25, 2011.

SOLARTE HOTEL CORPORATION

                                                                                       By:    /s/ Karen E. Campo

          Karen E. Campo,

          President of Esthetics World, President